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                             June 8, 2023

       Theresa E. Wagler
       Executive Vice President and Chief Financial Officer
       Steel Dynamics, Inc.
       7575 West Jefferson Blvd
       Fort Wayne, IN 46804

                                                        Re: Steel Dynamics,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 8-K Filed
April 21, 2023
                                                            File No. 000-21719

       Dear Theresa E. Wagler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 45

   1.                                                   Regarding your
presentation of operational working capital, please tell us what consideration you gave
to including a discussion of working capital and presenting a reconciliation of the
differences between operational working capital and working capital in accordance with Item
10(e)(1)(B) of Regulation S-K.
 Theresa E. Wagler
FirstName  LastNameTheresa E. Wagler
Steel Dynamics, Inc.
Comapany
June 8, 2023NameSteel Dynamics, Inc.
June 8,
Page  2 2023 Page 2
FirstName LastName
Form 8-K Filed April 21, 2023

Exhibit 99.1

2. We have the following comments regarding the presentation of your non-GAAP measures adjusted net income and adjusted earnings per share:
             Please present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable GAAP financial measures as required by
             Item 10(e)(1)(B) of Regulation S-K. The reconciliations should present income taxes as a separate adjustment and your disclosure should clearly explain how the tax effects of non-GAAP adjustments are calculated, in accordance with Question 102.11
             of the Division of Corporation Finance   s Compliance and
Disclosure Interpretations
             on Non-GAAP Financial Measures; and
             Please explain to us how you determined the adjustments for (1) additional performance-based companywide special compensation awarded to all non-
             executive, eligible team members in recognition of your annual performance and (2)
             costs associated with construction and startup of your Texas Flat Roll Steel Mill are appropriate based on the guidance in Question 100.01 of the Division of Corporation
             Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
             Measures, or tell us how you plan to revise your non-GAAP financial measures in future filings.
3. We note that your reconciliation of net loss to EBITDA includes a reconciling item related to noncontrolling interest. Please be advised that Question 103.01 of the Division of
         Corporation Finance   s Compliance and Disclosure Interpretations on
Non-GAAP
         Financial Measures indicates that EBITDA is defined as    earnings
before interest, taxes,
         depreciation and amortization.    Please revise the non-GAAP measure
you present as
         EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustment.
4.       Please describe to us the nature of the specific costs included in the non-GAAP
         adjustments related to unrealized (gains) losses and inventory valuation you presented in your Adjusted EBITDA reconciliation. In addition, please explain how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the
         Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
         GAAP Financial Measures.
 Theresa E. Wagler
FirstName  LastNameTheresa E. Wagler
Steel Dynamics, Inc.
Comapany
June 8, 2023NameSteel Dynamics, Inc.
June 8,
Page  3 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing